[Letterhead of Jones Walker]

Michael D. Waters

Direct Dial: 205-244-5210

Direct Fax: 205-244-5410

mwaters@joneswalker.com

July 31, 2015

Unites States Securities and Exchange

Commisssion

Washington DC 20549

Re:	River Financial Corporation Form S-4

Ladies and Gentlemen:

Attached you will find a registration statement on Form S-4 to be filed on behalf of River Financial Corporation, an Alabama corporation.

A registration statement on Form S-8 will be filed following the completion of the merger described in the attached Form S-4 to register shares of the Registrant’s common stock to be issued in the future pursuant to stock options under the Registrant’s plans.

Sincerely,

Michael D. Waters

MDW/pg